UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

United Rentals, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

911363109
(CUSIP Number)

Brett Spector
SuttonBrook Capital Management LP
598 Madison Avenue
6th Floor
New York, NY  10022
(212) 588−6622
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

July 17, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 911363109	Page 2 of 8

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SuttonBrook Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,403,501
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 3,403,501
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,403,501
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.94%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 911363109	Page 3 of 8

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SuttonBrook Capital Portfolio L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,403,501
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 3,403,501
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,403,501
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.94%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 911363109	Page 4 of 8

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John London
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,403,501
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 3,403,501
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,403,501
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.94%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 911363109	Page 5 of 8

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven M. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,403,501
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 3,403,501
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,403,501
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.94%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 1 to Schedule 13D amends certain information contained in the Schedule 13D dated November 30, 2007 and filed on December 4, 2007 (the "Schedule 13D") by SuttonBrook Capital Management LP (the "Investment Manager"), SuttonBrook Capital Portfolio L.P. (the "Master Fund"), John London ("Mr. London") and Steven M. Weinstein ("Mr. Weinstein" and, together with the Investment Manager, the Master Fund and Mr. London, the "Filing Persons") relating to the common stock, par value $0.01 per share (the "Common Stock"), of United Rentals, Inc., a Delaware corporation (the "Company").  Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

ITEM 4.                  Purpose of Transaction.

Item 4 is amended and supplemented as follows:

On June 17, 2008, the Company filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO in connection with the Company's offer to purchase up to 27,160,000 shares of Common Stock, at a purchase price of not greater than $25.00 nor less than $22.00 per share.  The Company's self-tender offer expired at 5:00 p.m. (New York City time) on July 16, 2008.  The Filing Persons tendered shares of Common Stock into the Company's self-tender offer, but the actual number of shares of Common Stock held by the Filing Persons that will be accepted for purchase by the Company has not been announced.

ITEM 5.                  Interests in Securities of the Issuer.

Item 5 is amended as follows:

       (a)           The aggregate percentage of Common Stock reported owned by each person named herein is based upon 86,439,761 shares of Common Stock outstanding as of June 9, 2008 as disclosed in the Company's Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission on June 17, 2008.

As of July 18, 2008, the Investment Manager may be deemed to beneficially own an aggregate of 3,403,501 shares of Common Stock, representing in the aggregate approximately 3.94% of the shares of Common Stock.

As of July 18, 2008, the Master Fund may be deemed to beneficially own an aggregate of 3,403,501 shares of Common Stock, representing in the aggregate approximately 3.94% of the shares of Common Stock.

As of July 18, 2008, Mr. London may be deemed to beneficially own an aggregate of 3,403,501 shares of Common Stock, representing in the aggregate approximately 3.94% of the shares of Common Stock.

As of July 18, 2008, Mr. Weinstein may be deemed to beneficially own an aggregate of 3,403,501 shares of Common Stock, representing in the aggregate approximately 3.94% of the shares of Common Stock.

(b)           Each Filing Person may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock deemed to be beneficially owned by such Filing Person as described above.

(c)           Schedule I sets forth transactions in the Common Stock which were effected during the past sixty days by the Filing Persons.  All such transactions were effected on either the New York Stock Exchange or one of the principal ECN exchanges.

(d)           No person is known by the Filing Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that may be deemed to be beneficially owned by any Filing Person.

(e)           As of July 17, 2008, the Filing Persons ceased to be beneficial owners of more than 5% of the shares of Common Stock.  Accordingly, this amendment is the final amendment to Schedule 13D.

ITEM 6.                 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended and supplemented as follows:

On June 17, 2008, the Company filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO in connection with the Company's offer to purchase up to 27,160,000 shares of Common Stock, at a purchase price of not greater than $25.00 nor less than $22.00 per share.  The Company's self-tender offer expired at 5:00 p.m. (New York City time) on July 16, 2008.  The Filing Persons tendered shares of Common Stock into the Company's self-tender offer, but the actual number of shares of Common Stock held by the Filing Persons that will be accepted for purchase by the Company has not been announced.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 18, 2008

                        SuttonBrook Capital Management LP

                        By:  SuttonBrook Holdings LLC,
                                Its General Partner

                                By:  /s/ John London
                                                        Name:  John London
                                                        Title:    Managing Member

                                                        SuttonBrook Capital Portfolio L.P.

                                                        By:   SuttonBrook Capital Associates (Cayman) LTD
                                                                 Its General Partner

                                                 By:  SuttonBrook Capital Associates LLC,
                                               Its General Partner

                                                 By:   /s/ John London
                                                          Name:  John London
                                                          Title:    Managing Member

/s/ John London
John London

/s/ Steven M. Weinstein
Steven M. Weinstein

SCHEDULE I

SuttonBrook Capital  Portfolio L.P.

Purchases/Sales	Quantity	Price ($)	Trade Date	Settlement Date
Sale	45,000	16.9945	7/18/2008	7/23/2008
Sale	891,800	17.2127	7/17/2008	7/22/2008
Sale	100,000	19.3215	7/16/2008	7/21/2008
Sale	125,000	19.2063	7/15/2008	7/18/2008
Sale	175,000	19.2729	7/15/2008	7/18/2008
Purchase	1	18.75	7/10/2008	7/15/2008
Sale	160,700	20.0293	7/9/2008	7/14/2008
Purchase	327,000	18.5	6/30/2008	7/3/2008
Purchase	200,000	19.9103	6/30/2008	7/3/2008
Sale	550,000	21.9487	6/10/2008	6/13/2008
Sale	75,000	21.82	6/10/2008	6/13/2008
Sale	125,000	22.124	6/10/2008	6/13/2008
Sale	48,000	20.77	6/4/2008	6/9/2008
Sale	60,000	20.7488	6/4/2008	6/9/2008
Sale	1,500	20.797	6/2/2008	6/5/2008
Sale	8,400	20.6437	5/29/2008	6/3/2008